January 9, 2024

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy and Transportation

100 F Street, N.E.

Washington, D.C. 20549

Attn: Joanna Lam and Shannon Buskirk

Re:	Goldenstone Acquisition Limited

Form 10-K for the Fiscal Year ended March 31, 2023

Filed July 14, 2023

File No. 001-41328

Dear Ms. Lam and Ms. Buskirk:

This is to follow up our telephone conversation of this morning. The Form 10-K/A (Amendment No. 2) will be filed on before January 11, 2024.

Please do not hesitate to contact me at (202) 524-8467 with any questions or comments regarding this letter.

Sincerely,

/s/ Joan S. Guilfoyle
Loeb & Loeb LLP

cc:	Eddie Ni